Exhibit 21

SIGNIFICANT SUBSIDIARIES AS OF JUNE 30, 2011

Subsidiary Name	State of Incorporation	Name Under Which Subsidiary Does Business

AuraSound (CA), Inc Wuhan AuraSound Co, Ltd. AuraSound (Hong Kong) Limited AuraSound Inc.	California WuHan, China Hong Kong, China Taipei, Taiwan	AuraSound AuraSound WuHan AuraSound Hong Kong AuraSound Taiwan